Filed by Nissan Motor Co., Ltd.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Companies: Nissan Motor Co., Ltd. (File Number: 132-02871) and

Honda Motor Co., Ltd. (File Number: 001-07628)

Nissan, Honda, Mitsubishi Motors Joint Press Conference

(Transcript)

Date: December 23rd, 2024

Thank you for waiting. We will begin a joint press conference of Nissan Motor, Honda Motor, and Mitsubishi Motors. Before we start, let me introduce you to the presenters.

Mr. Makoto Uchida, Nissan Director, President, CEO and Representative Executive Officer Makoto Uchida.

Mr. Toshihiro Mibe, Honda Director and Representative Executive Officer.

Mr. Takao Kato, Mitsubishi Motors Director, Representative Executive Officer, and President and CEO Takao Kato.

First, the presenters will give you a briefing on the announcement made during. After we will take your questions.

*****

Greeting / Message of the Press Conference Honda CEO Mibe

Good afternoon, everyone. I am Mibe of Honda Motor. Thank you for joining us on such short notice.

Today, Nissan and Honda reached an agreement to officially kick-off discussion on business integration and signed an MOU following a board resolution at each company.

Mitsubishi Motors signed a three-party MOU with Nissan and Honda to begin discussion on its potential participation in the business integration talks, and to make a decision around the end of January 2025.

Given the necessity of exchanging confidential information, we signed an MOU, which is an agreement to start the discussion and provides a framework for the discussion. It does not mean that business integration is decided.

Nissan and Honda will start the discussion from today onwards with an aim to clarify the direction of the possibility of business integration by around the end of January when Mitsubishi Motors is expected to make up its mind,

Today, I would like to walk you through the contents of the MOU and the next steps. Later, I will ask CEO Uchida-san and CEO Kato-san to share with you their thoughts on the latest agreement.

1.	Status and Challenges of Collaboration Projects CEO Mibe

As you may remember, Nissan and Honda announced to begin a feasibility study of a strategic partnership back in March. In August, upon an official agreement to collaborate between the two companies, we informed you that we agreed to carry out joint research in fundamental technologies in the area of platforms for next-generation software-defined vehicles (SDVs) as well as to discuss on multiple domains including key EV components and complementary products. At the same time, we announced that Mitsubishi Motors joined us to discuss the framework. Today, I am pleased to report that we are making a good progress in each joint project.

Given the drastically changing business environment, Nissan and Honda have been holding discussions separately from the ongoing joint projects. As a result of a series of dialogue, we rediscovered that the synergy potential generated through chemical reaction in many domains initiated by business integration is greater than anticipated.

At the same time, the top management of the two companies came to understand more and more that mobility will no longer be differentiated by traditional hardware, and will undergo a significant evolution mainly driven by vehicle intelligence and electrification given the ongoing significant transformation of our industry.

The more we discussed, we were able to find common grounds from a broader perspective.

The Industrial Revolution significantly changed the way of mobility, energy, and communication. In the current context, electrification is about energy and vehicle intelligence is communication. It is important to make new mobility value proposition in the future by combining energy, which is electrification and communication, which is vehicle intelligence. In order for the two companies to lead mobility transformation, we may have to make more daring changes instead of limiting ourselves to collaboration in specific areas. This was what we found as a common ground.

After a series of discussions, we reached a conclusion that business integration is the most rational way to make it a reality. This is how we decided to officially start the talks.

2.	Outline of MOU (background, purpose) CEO Mibe

Let me share with you the background and the intent of the recent agreement.

Prior to the study, we defined a basic principle of sharing wisdom of the two companies and respecting the brand of each other. Our aim is to increase mid- and long-term corporate value by addressing the changing market including emergence of vehicle intelligence and electrification, and generate synergies through an integration of the two companies’ resources such as talents and technologies.

Through business integration, which is deeper than the current strategic partnership, we will be able to truly increase our competitive edge that will not be possible by the current collaboration framework.

Business integration will not only bring together the two companies’ automobile businesses, but also include the world’s best motorcycles, which is Honda’s strength, as well as a wide range of mobility business including power products and aviation. This will widen our touchpoints with our customers.

Moreover, we are going to take on a challenge to offer new value proposition including energy and communication solutions by bringing together our knowledge on vehicle intelligence and electrification technologies.

One example is a large-capacity / high-output battery, which is penetrating the market along with electrification shift. We can use it for not only a power source of a car, but can also manage energy by connecting it to a house or a power grid. On-board software with advanced computing power has a potential to be used for another purpose while the car is not in use.

These new initiatives can deliver value only when we have a certain scale. This is definitely one of the domains in which it is worthwhile for the two companies to join forces and take on a challenge to innovate.

We want to become a leading company in new mobility value creation, an entity that takes on a challenge to make new value proposition by tapping into a wide range of mobility solutions. This is why we are going to discuss on business integration.

3.	Outline of MOU (expected benefits of business integration) CEO Mibe

Today, we signed an MOU to officially kick-off the discussion, and we will be working out the details going forward. Let me give you some representative examples of expected synergies of business integration.

●	Scale advantages by standardizing both company’s vehicle platforms

●	Enhancement of development capabilities and cost synergies through integration of R&D functions

●	Optimizing manufacturing systems and facilities

●	Strengthening competitive advantages across the supply chain through purchasing function integration

●	Realizing cost synergies through operational efficiency improvements

●	Acquisition of scale advantages through integration in sales finance functions

●	Establishment of a talent foundation for intelligence and electrification

These are some examples of expected benefits.

By creating and developing stronger talent base and generating synergies promptly after the business integration, we have a potential to become a world-class leading company in new mobility value creation with a revenue of 30 trillion yen and operating profit of over 3 trillion yen.

What is important is to make sure that both Nissan and Honda continue driving its operations and build a strong business foundation of its own rather than just establishing a holding company while maintaining the status quo. This is imperative. The aim is to integrate business of the two strong companies that can stand on its own feet to enable us to pursue further growth through innovations.

Following the business integration, we will promptly generate synergies, and create a new organization that can make innovative value propositions from diverse perspectives including products, technologies, use of mobility, and users’ lifestyle.

4.	Outline of MOU (Organization after Integration) CEO Mibe

Let me talk about the direction of organization that we expect to create after business integration.

We plan to establish, through a joint share transfer, a holding company. The holding company will be the parent company of the two companies and maintain and continue developing both brands equally. This is the direction we are pursuing. Under the holding company, we will be consolidating mainly the functions that I referred to earlier.

At the time of the establishment of the holding company, Honda is expected to nominate a majority of the board members of the holding company. President and Representative Director or President and Representative Executive Officer of the holding company is expected to be selected from among the directors nominated by Honda. However, as we run the business following the business integration, we will select the right people for the purpose of the integration regardless of their background.

Honda will take a lead in the initiation. However, the rationale and the brands of both companies will remain unchanged and be retained. If Mitsubishi Motors decides to join us, we will make sure that all three distinctive brands to shine and demonstrate their full potential.

5.	Outline of MOU (Upcoming Schedule) CEO Mibe

The two companies will be holding discussions based on the latest MOU targeting June 2025 to sign a definitive agreement. Once the definitive agreement is concluded, the holding company will be incorporated and be listed on the Prime Market of the Tokyo Stock Exchange subject to obtaining necessary approvals from relevant authorities and resolution at each company’s general meeting of the shareholders. The visibility of the timing is August 2026.

The share transfer ratio will be determined by the time of concluding the definitive agreement. The decision will be based on the results of due diligence, third-party valuations with reference to the average closing prices of each company's shares over a certain period prior to the announcement of the MOU, which is yesterday.

Both Nissan and Honda will be wholly-owned subsidiaries of the holding company, and are expected to be delisted from the Tokyo Stock Exchange. However, please be reassured that shareholders of both companies can continue trading the shares of the holding company issued through the share transfer on the Tokyo Stock Exchange.

Mitsubishi Motors will decide on its participation around the end of January 2025. If Mitsubishi Motors decides to be engaged in the talks, we will conclude a new MOU. However, even if Mitsubishi Motors joins, we intend to keep to the schedule as much as possible, and proceed with a sense of speed.

This is all about MOU.

I would like to ask Uchida-san and Kato-san for their comments, starting with Uchida-san.

***********

Nissan CEO Uchida Message

Thank you, Mibe-san.

The business environment continues to change significantly and faster than expected. In these circumstances, any company irrespective of its size that sticks to preconceived ideas and is late in making decision, or is afraid of a change will not be able to unlock the future.

This is what we share with Honda, which has a bigger business than Nisan, as the common grounds. This was a reason for starting the feasibility study on strategic partnership between the two companies back in March, and it became clearer as we proceeded with multiple projects. And we decided today to start discussing towards business integration beyond current collaboration framework, an important step forward for our future.

Based on mechanical calculation, if we combine the two companies, net revenue adds over 30 trillion yen and annual sales volume of automobile totals 7.5 million units. If business integration becomes a reality, we will be among the top class global automakers.

Electrification and vehicle intelligence require tremendous amounts of investments. Competitive landscape is changing rapidly as new players make inroads to our markets. Economies of scale is increasingly important in the current context.

By bringing together the two teams, we expect to enjoy great synergies in various markets.

Simply pursuing sales volume and market share growth will not make us a winner in the industry that undergoes a once-in-a-century transformation.

It is essential to not only update mobility, but also create value across the entire value chain and bring forth business innovations in order to address global societal issues such as environmental challenges and offer safe mobility with freedom for larger number of people. Without these, we are unable to reach carbon neutrality, contribute to safe and accident-free society nor ensure sustainable business.

By combining the strengths of the two companies, we will definitely be able to address all the challenges ahead and deliver significant new values that we have never seen in the past.

As Mibe-san said, it is essential for each company to stand on its own feet and grow stronger to make the business integration a success. Instead of depending on each other, each of us should grow. This will result in multiplying the power of the two teams and make it greater.

One of the important jobs of Nissan is to implement the ongoing turnaround actions effectively and deliver results as soon as possible. We will provide an update on the progress of the turnaround actions in due course such as on the occasion of earnings announcement. I am pleased to report that we are on track and many concrete actions are underway. We will continue working as one Nissan team to bridge ourselves to the future.

Given the long history of each company, we expect to see challenges in the process of business integration talks between the two organizations with technological excellence. However, I am certain that we can build one strong team as long as we share a common goal and work together to overcome every challenge. By bringing together the strengths of Honda and Nissan to initiate a series of chemical reaction, we can definitely deliver new pleasure of mobility and value to all the owners and supporters of our brands.

Both Honda and Nissan are supported by various stakeholders around the world. More importantly, Honda fans and Nissan fans around the world love our products and brands.

Therefore, I expect people to have different opinions about the announcement today. I am also aware that the employees of both companies may have mixed feelings.

This is not about power balance. We want all the stakeholders including the employees of each company to be convinced that the decision today was the right one 5 years and 10 years later as a result of talking to each other with transparency, respecting each other as members of the same team, and building trusting relationship. This is my earnest wish. We will do everything in our power to make it happen.

Your continued support will be appreciated. I will now hand over the microphone to Kato-san.

*****

Message from MMC CEO Kato

Mibe-san, Uchida-san, thank you.

Mitsubishi Motors welcomes the decision to discuss on the business integration between Nissan and Honda. We see it as a positive move.

As a partner engaged in the discussion of the strategic partnership, we recognize the necessity of developing a stronger relationship. As the two companies discuss on business integration, Mitsubishi Motors decided to study the possibility of our participation or involvement in the new framework in order to figure out what would be the most effective set-up among the three companies.

The automotive industry is in transformational times. Technological excellence in various domains including electrification and vehicle intelligence is required in the current context, and it is extremely difficult to afford all the necessary investments and engineering resources alone. Therefore, collaboration with Nissan and Honda is critical for Mitsubishi Motors as it provides a source of our competitiveness.

The scale of business and the markets where Mitsubishi Motors is strong in somewhat differ from those of Nissan and Honda. While Nissan and Honda are expected to lead and focus on developing the new, state-of-the art technologies including SDV and software, Mitsubishi Motors expects to contribute to the global business of the two companies by leveraging our knowledge and experience in areas where we excel, such as ASEAN operations and technologies for frame vehicles like compact pick-up trucks..

Based on this approach, we will look for the best way to be engaged to maximize and deepen the synergies among the three companies, and aim to reach our conclusion around the end of next January. Your continued support will be appreciated.

CEO Mibe

As mentioned by Uchida-san and Kato-san, Nissan, Honda, and Mitsubishi Motors who is considering whether to be engaged in the framework or not. The three companies can enjoy a huge benefit by delivering economies of scale and maximizing synergies.

To make it happen, prior to the business integration, each company will develop a strong business foundation of its own. As Uchida-san said, Nissan will execute the turnaround actions as planned and build a solid business base.

Meanwhile Honda is addressing the following challenges:

●	Take actions to increase competitive edge for the future

●	Build a stronger foundation to enable future growth

●	And optimize the capital that has been built up over the past years.

Today, we are on track in increasing readiness for electrification and vehicle intelligence. We also enjoy strong revenue base mainly in HEV and motorcycles.

In the past several years, we have been improving shareholders’ return as part of the effort to optimize our capital. In order to further strengthen shareholder returns and optimize Honda's own capital, the Board of Directors today approved acquisition of the Company's own shares for the total of 1.1 trillion yen, adding an additional 1 trillion yen to the 100 billion yen already announced in November.

Honda will continue striving to maximize its corporate value.

We expect some of our stakeholders to question that the recent decision is intended for helping Nissan. Earlier, Uchida-san said that this is not about a power balance. The business integration is based on the assumption that Nissan completes its turnaround actions and solidify its business foundation, and Honda optimizes its own capital helped by a strong revenue base. It is a business integration between two companies that stand firm on their own feet.

In other words, if Nissan and Honda fail to stand on their own feet, the business integration talks will not come to fruition. This is what we aim for, and this is our intention. We hope you will understand that this additional shareholder return is also an expression of Honda's will in execution of the plan.

Closing CEO Mibe

We are just starting business integration talks between Nissan and Honda, and discussing potential involvement of Mitsubishi Motors based on the current MOU. There are a lot of things to discuss and consider before we can realize the business integration. We have to make sure that all the stakeholders including our customers, shareholders, business partners, and employees are convinced that the choice we make is the best one for the future. To be honest, as I said earlier, we cannot rule out the possibility that the talks will not come to fruition.

However, as I said in the beginning, as the environment continues to undergo big changes, each company should stand on its own feet and build a strong business foundation. By combining the strengths of the two strong companies, we can deliver new innovations and grow through synergy creation. This will make us a leading company that offers new mobility value proposition that the customers will choose.

With this vision in mind, we will discuss on business integration that goes beyond the framework of each company with an aim to clarify the direction of the possibility of business integration by around the end of January.

Thank you for your attention.

Questions and Answers

Q: This is a question for all of you. Why did you decide to make the announcement today and not next June? In the process of talks, was there any reason to rush the external communication for today?

Mr. Mibe: Let me take that question first. We signed the MOU to begin the discussions, to begin the considerations. When we think about the substance of the business of the two companies, as we deepen our discussions, we thought that it is important to sign the MOU to begin the discussions, and by actually conducting discussions, we shall be able to work out the details. That is why we concluded the MOU to commence the deliberations. It was necessary to conclude this MOU today.

Mr. Uchida: I agree with what Mibe san said. In order to work together, we need to benefit from huge synergies, otherwise it would not be meaningful in the eyes of the stakeholders. That is why we agreed to start the discussion. That is why we are making this announcement today. In the process of the upcoming discussions, we would like to figure out how we can increase the competitiveness edge of the companies, to discern how can we develop on the existing strength of the two companies. That is what we want to discuss and that is why we are communicating this today.

Mr. Kato: Yes, Mitsubishi Motors, because there was an announcement between Nissan and Honda, in the sense of collaboration, we are already involved in the collaboration talks, so rather than joining later, we thought it was better to receive information from the early stage, and figure out what will be the most effective way to be involved in the talks. We that that the early the better to discuss about it. That is why we decided to sign the MOU today.

Mr. Mibe: To add to that, by concluding the MOU, in the days and months ahead, we will start up the Integration Preparation Committee, and due diligence can be commenced. Before we make some announcement in June, there will be some outcomes that will become visible, and Mitsubishi Motors will be handing down the decision in late January. So, we thought that that would be one milestone where we can gain more visibility. The decision will be made at that juncture, so we are making the announcement today. We think that there is high potential. We will deepen our discussions towards June.

Q: Mr. Uchida, this is a question to you. In this initiative, it says it is based on the assumption that you have to execute your turn-around actions, but today you are talking about reducing 9000 people and global capacity. Could you elaborate on your turn-around actions? Secondly, compared to what you said today, is there any possibility of doing more of a restructuring than what you officially announced? These talks towards business integration give the impression that you have given up on doing a turn around on your own. How did you come to this decision, and what do you think about the leader’s and your responsibility?

Mr. Uchida: Thank you for your question. This discussion on business integration does not mean that we have given up on the turn-around, rather it is for the future development. It is about increasing the competitiveness of the future, combining the strength of the two companies, and complementing each other’s weakness. So, it has nothing to do with the ongoing turn-around actions. In November when we announced the first half earnings, I said that first we need to revive our performance, and to this end we are promoting turn around action. For example, in 2026, if Nissan has a sales volume of 3.5 billion units, we will make sure that we are generating profit even at that level of volume, and my responsibility is to pave the way towards this. So, turn-around action will be executed. That is my commitment. And as I said, we have a lot of concrete items in the turn-around action. Rather than talking about the details today, I would like to look for other opportunities to talk about specific items, what are visible, and in 2025 and 2026 what kind of results can we deliver, or what will be the financial impact resulting from the actions will be elaborated. That is what we have to do first. And considering the business climate, we are also revising the organization, as I said, and we are working on it as we speak, but this has nothing to do with this discission on business integration. Therefore, I believe that convincing you you that we are making business and turn-around action is very important. After doing this turn around action, for the future development or future growth, we are going to hold a discussion. We need to look at the optimal size, and we talk about the growth and this growth will be done through partnerships. So including the possibility of partnerships, we started the discussion on the business integration. I am committed to make this happen. You talk about the leader’s responsibility, so making it visible is my mission.

Q: To Mr. Mibe, in the presentation, unless the two companies were standing alone, you said this integration will not be possible. Nissan is transforming and that has to be implemented. What will be the yard stick by which you will judge that Nissan has transformed?

Mr. Mibe: Nissan’s turn-around plan, 400 billion yen is the announced number. Whether 400 billion yen has been achieved or not is not our criteria. And it is not just about the turn-around, but we would like to look at the reform outcome at Nissan, which they are engaged in. By observing those purposes, we are thinking about around 2030 as a possible timing. Even if things go smoothly, August 2026 we will not be able to establish a joint holding company by then. Even if we start at that period, it will only be slightly before 2030 that progress will become visible, and it will only be after 2030 that harvest will begin. So, it is a mid- to long-term project and we are at an advanced stage, so we think that we will have to observe the situation before we make a judgement on whether it is possible or not. There are many ways to make a judgement, but from various dimensions, we will observe the situation and make a judgement in January.

Q: Mr. Mibe and Mr. Uchida, this is a question to you two. As you earlier referred to, the auto industry is undergoing quick transformations so we do not know what will be popular or what will be in high demand. It is very difficult to make a projection. Ten or 20 years down the road, what do you think auto industry will look like? Honda and Nissan have an overlap in North America and other key markets. You need to rationalize sales and marketing and production, consolidation, and headcount reduction. What are your ideas about these topics?

Mr. Mibe: As you all know, this is a transformation that only occurs once every century, and day-in, day-out, transformation and changes are occurring in this sector. Chinese players emerging and new companies are gaining presence. So, the landscape is changing significantly. What does that mean? From the perspective of mobility, the value in itself will change. We focused on electrification and vehicle intelligence, AI, and automotive drive. These are technologies that will change Advanced Driver Assistance Systems (ADAS) as well. And in principle, we are doing R&D, producing, and selling the vehicles. That is the conventional business model that we have followed to date. But that is going to probably be upended, and a completely new business model will emerge. It is not going to take 10 or 20 years for that to happen. It is going to come much faster. So, including the new players, we want to gain strength. By 2030, we need to have the right artillery in order to be able to be competitive in the battlefield. So, we are starting today. But electrification and vehicle intelligence, if we try to do it on our own, enormous amount of R&D and investment shall be required. Unfortunately, if we try to do it by ourselves, even through simulation, it is going to be extremely difficult. So, one solution is this. We think that one means is integration. So, we are going to contemplate the possible business integration. That is the backdrop. And going forward, overlap of the core models. Maybe that is true, but that is only the picture of today. If we go through the business integration, including that point, of course we have to think about the regions. We also have to think about the product lineup. We are not saying that the status quo is going to be maintained forever. Just because there is overlap today does not mean that we will be inefficient perpetually. And if integration happens, we will have more freedom in choosing the best strategy. So we are not worried about that point at this juncture.

Mr. Uchida: Yes, as Mibe-san said, there will be a huge change in the car needs. Separately from these business integration talks, we had a similar discussion. And in order to generate greater synergies, we believe that it is worthwhile to start the business integration talks as was presented, for vehicle platforms and R&D. These are some of the areas where we can combine the strength of the two companies. As a result, this will translate to the value based on the taste of each brand’s customers. If this happens, this will translate to greater competitiveness. And without this, we cannot deliver synergies. There is overlap among regions, you said. But rather, it is better to have regional overlap because this will give us more opportunity to develop and generate synergies. Of course, we gave you some kind of objective, but we will look at the specific items and details and figure out whether it is worthwhile to join efforts and whether this will translate to greater brand power for each other. That is what we need to clarify in the process of the upcoming discussion.

Q: I have one question to Mr. Kato of Mitsubishi Motors. Nissan and Honda discussions began in August of this year, and today the announcement came, including your possible participation. My question is about the business integration by the two companies and Mitsubishi Motors joining this participation. Is Nissan and Honda's business integration a prerequisite for Mitsubishi Motors to think about it? Maybe due to R&D plans it will be unsuccessful. Even if there is a breakup, will there be a possibility for a Mitsubishi business integration with, for example, only Honda? Mitsubishi Motors will hand down a decision by late January. What are the prerequisites for you to make the judgment at that timing?

Mr. Kato: We talked about giving a reply around the end of next January. Honda and Nissan continue the talks of business integration. If they are continuing discussing, we will make up our mind on whether to be engaged in the ongoing talks. So, it is based on the assumption that Honda and Nissan continue the business integration talks. And if that is not the case, or if it does not work, as Mibe-san said, in that case, based on the new terms and conditions, what kind of setup will be possible is what we are going to figure out. As of today, nothing is decided. So that is what we have in mind today.

Q: It is an epoch-making decision. As a shareholder of Honda, I would like to ask a question to you, Mr. Mibe. After the media report about the possible business integration, there is a huge gap between the share prices of the two companies, and you said that it is not about helping Nissan. So what are your thoughts on it? And what surprised me is the more than one trillion yen in the shares that you are buying back. So what is the message that you are sending by doing this?

Mr. Mibe: First and foremost, current Honda share price, it is sluggish. We are aware of that. What are the factors behind? Leaked articles of this business integration? Now, today, this press conference is the first official announcement, and due to leaked articles, some journalists wrote that this is about Honda trying to save Nissan, to bail out Nissan, which is wrong. We wanted to thus explain to you the benefits that we may be able to attain through business integration. This was the first such opportunity to do it, so we were not able to stop such leaked articles prior to today. But I will clearly state that this is not about saving Nissan, and we are thinking about the timing of 2030, and in order to elevate our competitiveness, we are beginning our considerations. But as I have been saying repeatedly, as a major assumption, there has to be the implementation of turnaround by Nissan. That is an absolute condition. And if we are to attain our goal, the two companies will have to be able to stand on their own feet. Unless that criteria is fulfilled, we will never be able to attain our common goals. So as written in the MOU, Nissan's turnaround plan is one of the conditions that we are requiring, and today we simultaneously announced one trillion yen of share buyback.

Now, historically, we had built up our capital and we wanted to optimize our balance sheet. Cash at hand and investment in the future that is required, we had been trying to strike a balance and we have been implementing measures to return benefits to shareholders. And with the promotion of consideration of business integration, we have to do more stringent insider control, and there will be more stringent limits on our freedom to buy back shares. That is why we made the decisions today; 1.1 trillion yen is the amount we have announced, so that would be one billion shares, which is 20% of the number of shares issued. This is the maximum shareholder return that Honda can afford at this moment, and this is the maximum amount on an annualized basis, only up to 20% of the daily volume, so times the number of business days per year is 1.1 trillion yen. Equity ratio adjustment—maybe this level is not enough, but this is the largest scale of share buyback that we can do at this timing. But even then, we remain to be very strong in terms of our capital foundation, hybrid, and motorcycle, investment financing. We have already secured the financing, so please take this as a sign of our self-confidence in running our company. So, the announcement about share buyback may not be completely irrelevant from this business integration because we will be disabled from doing share buyback during the consideration of business integration, and we will have less freedom. So the amount that we can do in one phase would be 1.1 trillion yen. Thank you.

Q: Listening to your presentation you talked about the situation, expected synergies, and expected benefits. But in order to work together what do you like about each other wasn’t referred to. What did you like about each other? What made you think that you want to work together? Mr. Mibe and Mr. Uchida could you describe, was it technological excellence, philosophy, or talents? What made you decide to work together? What is the aspect that you like about each other?

Mr. Mibe: That is a tough question. Nissan has long tradition. It has its unique corporate culture, and it is an excellent company that has come up with great models. So we look at Nissan with great reverence, but Nissan brand and Honda brand will remain as separate brands. But there are common grounds and there has to be economy of scale as we try to gain technological evolution, cost reduction, and efficiency of investment. So, there are areas that will be extremely difficult to do by ourselves so if we can improve efficiency in the common core grounds, and yet maintain separate brands and continue to project Honda-ness and Nissan-ness, then we will be successful. So what were the points where we fell in love with? We respect Nissan as worthy of consideration. I hope I answered you question. Please go-ahead Uchida-san.

Mr. Uchida: What did I like about Honda? Well, separate from these business integration talks we have been in the joint project talks. So first, it is about sharing the issues or sense of urgency. Honda has a similar sense of urgency, and we need speed to address it. Honda has motorcycles and other businesses unlike Nissan, and Honda is very fast and flexible in adapting to the changes of different industries. And if you look at the current context of the auto industry and the upcoming challenges of the auto industry, we need courage to transform. Without the courage of transformation, we are unable to continue. And we have to try it out and achieve what we want to achieve. In the process of discussion with Honda, I felt that Honda is very fast as a company. And Nissan has its own issues. But these two companies with long history, these two companies with strength, if we can discuss with this sense of speed, I thought, well, even against many emerging players, we thought that we can be a winner and we can compete effectively. That was the key point. We shouldn't just talk about spiritual aspects. There are things that Nissan has to do. This is what we have to do. And for the future development, we will look for the synergies. We have to separate the two, one for the immediate challenges and one for the future development. So we have to strive towards this future. As I said in the beginning, we want to make five years or ten years down the road. I want the stakeholder to say that today's decision was the right one. Unless we design something, it wouldn't be the case. So I think this is the most important thing.

Q: Today, when we look at the companies, especially Nissan and Honda, North America is probably the most important and biggest markets and the two companies overlap substantially there. To gain synergies, it seems you will have to create some kind of cutbacks, either in production or jobs or other kinds of activities like product development. How do you envision optimizing or rationalizing resources in terms of job cuts and production cuts over the next five years? What can we expect?

Mr. Mibe: As I said, we will be considering business integration, and in that context, we will think about the present business in North America of the two companies. But as I said, it's not going to stay like it is today forever. If the talks towards business integration evolves, of course at the right timing we will have to begin to think about the points Hans-san mentioned. But we don't think that synergy only comes from headcount reduction or production reduction. There could be measures to increase volume. So these are some of the things that we want to think together. Of course there could be different ways of doing this, and I'm not planning to talk about those measures, but we're not thinking of carving out, carving out, carving out, and just having only the good and strong points remain. Rather, we are thinking of various options that could lead us to bigger scale, and when we come up to a certain conclusion, we will be able to make an announcement. But please understand that this business integration consideration is not just about rationalization. And regarding the details of the North American market, there are several collaboration projects that are underway, and there are a few that are making progress, and it's not just about the business integration. There could be various other achievements. So business integration versus these joint projects are different matters at the moment. So to a certain extent, if we see progress in business integration discussion, we will be able to do new things in terms of joint projects, but these are some of the possibilities that we will be thinking in the days ahead.

Mr. Uchida: Yes, I have to give the same explanation. So in the collaborative project, including United States in the domain of electrification, we believe that there are a lot of possibilities of collaboration, as I said, and we are going to drive it continuously. And separately from this, we are going to start discussing about the possibility of the business integration. So, for example, we will look for a way to increase the corporate value by using assets as part of the synergy. As Mibe-san said, it's not about rationalization only. It's about optimization, make things optimal. And this should translate to greater value of the brand and the corporate value. That's the kind of synergies that we want to strive for in the business integration talks. And when we are ready, we would like to give you an update.

Mr. Mibe: Hans-san, in simpler words nothing is decided, but just to say in simpler words: Honda is hybrid — we’re strong in hybrid. Nissan has pickup trucks. So, from such a perspective, if we find the optimal combination, we can pursue not just reduction or efficiency, but there could be synergy. Now, this is hypothetical, nothing has been decided. So it’s not just about rationalization and streamlining. That’s the message I wanted to deliver.

Q: Thank you for the opportunity. TV Tokyo, my name is Toyoshima. Mr. Mibe, Mr. Uchida, this is a question for you two. Today's announcement and the timing of the announcement, Hon Hai is making an acquisition proposal to Nissan, and this affected the timing of today's announcement…

Mr. Uchida: May I? Well, there are a lot of media reports. There is no approach that referred to us. So as Mibe-san said, this announcement is about the future development. What kind of synergies can we generate in the future? That's what we are trying to study. How about Mibe-san?

Mr. Mibe: We are reading the press reports that you write. Hon Hai’s actions are not being monitored by our company, Honda, so I cannot respond to your question.

Q: I am from Jiji Press Ltd. My name is Kawasaki. Thank you for the opportunity. Mr. Mibe, Mr. Uchida. This is a question for you two. I would like to ask you about the relationship between Nissan and Renault. How do these affect the talks? If you are discussing a business integration between Honda and Nissan, is there any possibility you would like to revisit the relationship between Nissan and Renault? Do you still maintain your decision to invest in Ampere? Will this be revisited, for example? Or if you are going to continue your partnership with Renault…are synergies with Renault another possibility that you are exploring on top of the three-party agreement?

Mr. Uchida: It's about Renault, so let me answer. This is a MOU between Honda and Nissan, so we will continue working with Renault based on projects, which will generate synergies. I mean, irrespective of today's announcement, for example, in Europe, we have a partnership with Ampere, which is Renault's company, and this is one of the directionalities to enhance our value and help our growth. So, we will continue having a constructive discussion. And as we proceed with the business integration talks, we will be holding a variety of discussions with the existing partners. So, as Mibe-san said, first we will figure out what kind of potential synergies will be there, and at the same time we will talk with the partners. If you look at specific regions like Europe... If, okay, hypothetically, nothing is decided today, but if we see a promising project to involve Honda as a common sense, it will be a positive thing. It will contribute to the brand power, so that may be one possibility that we can explore, but it's up to the discussion going forward.

Mr. Mibe: Honda Motors, there's no touchpoint with Renault directly, so I cannot deliver any comments regarding that question. But as we consider the framework of business integration, then what would be the relationship with General Motors? In parallel, today we are separately talking about a different agenda about possible collaboration. Just because this project has commenced does not mean that we're going to change our relationship with GM. It's not just Nissan and Honda who's co-working. As Uchida-san said, Nissan has a relationship with Renault. We have relationship with GM. And these could be our assets. So just because you have a relationship with this company, we're not having a relationship with you. That's not the nature of this relationship. We will place weight on various links we have with other companies as we seek optimum relationships.

Q: Toyo Keizai, my name is Hata. Mr. Mibe and Mr. Uchida, this is a question for you two. When did you start discussing about the possibility of business integration? Earlier, you said that it's not about saving Nissan, but today Nissan is suffering from the performance decline and there is a gap between the performance between the two companies. The CEO of the holding company and the majority of the board will be nominated by Honda. Why did you come to this kind of decision?

Mr. Mibe: From when did we begin considering business integration? I will refrain from answering that question today. And... right. Simply put, we haven't conducted any deep discussions, but if we apply the logics of capital from market capitalization perspective, so far Honda's market cap is higher than Nissan's. So, Honda taking the lead in the initial phase is our assumption at the moment. That's what we're going to do at the beginning. But as I said in my speech, going forward as the joint holding company evolves, should we remain exactly as we set up in the starting point? No. We will make adjustments and make personal decisions. We're not talking about any specific ratio. At the commencement, at the launch stage, Honda may take the lead.

Mr. Uchida: Yes, the purpose here in the process of upcoming discussion, we will look at the synergy potential and make sure the integrated company will be stronger. That is very important. As I said, each brand should grow further. That's what we need to realize. That's the important purpose. If you look at the current context, Honda has a much bigger market cap. So as Mibe-san said, in the initiation Honda is taking a lead. But the purpose here is that so that the integrated company will be stronger. Or ten years down the road, rather than the background or origin of each individual, we want to make a company everyone can take pride in. Otherwise, these two companies with a certain size will not be able to be aligned under a common goal. So that's the basic principle that we need to keep. We have to have this motivation to make this integrated company stronger.

Q: TBS Umeda speaking. I have two questions. Honda and Nissan, for many years you have been two prestigious companies supporting the auto industry, and Mitsubishi Motors delivers unique cars and is loved around the world. That is why the employees of each company think that their own company is the best and the greatest. Mr. Uchida, you said that it's not about the power balance. But still, if you interview many people, I hear some people who are against this idea. And as you announced, reorganizing the supply chain or consolidation of production and all--these are what you are trying to discuss, right? So how are you going to convince the people in the field? In the gemba. That is my first question. The second one is for Mr. Uchida. You said that Hon Hai did not approach you. But if they officially make an acquisition proposal, how are you going to deal with it? METI gave a guideline for the top management that defines that to have a thorough discussion to deal with it when you are approached. Is there a possibility that Hon Hai will be involved in this three-party discussion?

Mr. Uchida: Second question. Will Hon Hai have a potential involvement? I cannot make a comment because there is no fact that they have approached us. In a normal course, when there is a proposal, the board has a duty to deal with it in faith. That's our duty. And employees--how are we going to explain to the employees? Maybe I am not in a position to talk about it, but Nissan is facing difficulties, and I think this is the management's responsibility. We want to promote the turnaround action. And for the future development, we are exploring the possibility with Honda, and we want to make sure our brand and employees will be able to be motivated to make Nissan’s brand great. That's the environment that we want to create, so that is why when I talk to employees, I said in the turnaround plan, we will get into the tunnel, but the end of the tunnel will be visible. And as part of this, we would like to explore the business integration opportunities, for example. And once everything goes well, the Nissan services and Nissan as a brand should be stronger. That's what we want to explain thoroughly.

Mr. Mibe: If I can make a short comment, as we proceed with the discussions on business integration, I talked about the R&D plan. We run a business and engage with several different stakeholders. And employees are stakeholders, as are shareholders, as are suppliers. So, if we continue our consideration, we will have to do thorough briefing to each of those stakeholders. And as we explain to them our intention, unless they are persuaded, this potential project is not going to be successful. Everyone has to appreciate this project, so we will think about the substance and explain as we go ahead. And that is important, so we are going to need some time, and we will go through such progress and come up cautiously with a decision.

Q: To Mr. Mibe, you said that you are unable to win in the competition with emerging players if you do what you have done in the past. Have you made a step forward with this decision? Going forward, will you be involving non-auto industries to make the group even bigger?

Mr. Mibe: New players are emerging, so what is our strategy to defeat them? One factor may be size, but will size alone give us victory? No, I do not think it is that simple. Of course we have to think about what we have as technological assets, and in the end we have to come up with the product that satisfies the customers and services that make our customers happy. I talked about the creation of new value, and what we need to do in order to do that, that is the line of thinking that we will follow. And the pace of evolution of our competitors is fast. I have driven our competitors’ models, and the frequency of driving our competitors models is higher for me. They are very competitive in areas where we have neglected in the past. Can we defeat all of them just through this business integration? It is not that easy, but this could be one trigger to catch up and overcome those players. Of course in the end we want to lead the global market, once again regain such leadership, so this is going to be one step towards that ultimate goal. And the competitive landscape is going to be changing, intensifying with new players, and in five years’ time or ten years’ time, it could completely change, be different from what it looks like today. Having that possibility in mind, at the right timing, we have to make the right choice. So that will be the policy going forward.

Q: To Mr. Uchida and Mr. Mibe, in synergy, sales finance function integration is named as one possibility, and Mr. Uchida talked about the necessity of transforming the value chain. In Japan and in the global market, will there be a possibility of sales network consolidation or rationalization?

Mr. Uchida: May I? Yes, with regards to sales finance, there are regions where we are strong in and regions where Honda has a presence. So we believe there is a possibility of synergy to be studied. How about the distribution network? As I said earlier, first we need to figure out how, whether the brand can grow, and we need to look for the synergies to contribute to brand power. So that should be verified going forward. So first, we would like to look for the possibility of the synergies in the seven areas that we defined. This is what I can answer as of today.

Mr. Mibe: We presented seven items. If we tackle those areas, we expect synergy to be generated. That is the reason behind presenting those seven items. But we will have to check and evaluate what deliverables will be coming out from each of those items. Taking stock of such progress, we will rethink. Those are just seven candidates, so we will be thinking about the substance going forward.

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Honda and Nissan may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share transfer pertaining to the business integration between them (the “Share Transfer”), if it is conducted. The Form F-4 (if filed in connection with the Share Transfer) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Honda and Nissan prior to the shareholders’ meetings at which the Share Transfer will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about Honda and Nissan, the Share Transfer and related matters. U.S. shareholders of Honda and Nissan to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Transfer carefully before they make any decision at the respective shareholders’ meeting with respect to the Share Transfer. Any documents filed or furnished with the SEC in connection with the Share Transfer will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the documents will be mailed to any shareholder of Honda or Nissan upon request for free of charge. To make a request, please refer to the following contact information.

Honda Motor Co., Ltd.	Nissan Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome Minato-ku, Tokyo 107-8556 Japan	1-1, Takashima 1-chome Nishi-ku, Yokohama, Kanagawa, 220-8686 Japan
Attention: Masao Kawaguchi	Attention: Julian Krell
Head of Accounting and Finance Supervisory Unit	Vice President, IR Department
(Tel. +81-3-3423-1111)	(Tel. +81-45-523-5523)

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” that reflect the plans and expectations of Honda and Nissan (collectively the “Companies”) in relation to, and the benefits resulting from, the business integration between them (the “Business Integration”) and the potential benefits that may be realized through it. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the group after the Business Integration) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to and have no intention to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the group after the Business Integration) in their subsequent filings in Japan and filings with the SEC pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, without limitation:

・	changes in the economic situation, market demand, and competitive environment surrounding the automobile market in and outside Japan

・	financial uncertainty domestically and internationally, or changes in other general economic or industry situation

・	interest rates and other market risks

・	changes in the credit ratings of the Companies

・	changes in laws and regulations (including environmental regulations) related to the business activities of the Companies

・	increases in tariffs, introduction of import regulations, and other changes in the major markets of the Companies

・	failure to finalize the definitive agreement(s) concerning the Business Integration

・	delays in the review or approvals from relevant authorities needed for the Business Integration, or failure to obtain such approvals from relevant authorities

・	the possibility of not being able to realize the synergies or added value expected from the Business Integration, or achieving such realizations become difficult; and

・	other risks associated with completing the Business Integration.